Exhibit 99.1

Execution Version
[Redacted Version]

THIRD AMENDMENT TO NOTE PURCHASE AGREEMENT

This Third Amendment to Note Purchase Agreement (this “Amendment”), dated as of December 5, 2018, is among BELLATRIX EXPLORATION LTD., an Alberta corporation (the “Issuer”), U.S. BANK NATIONAL ASSOCIATION, as Agent (in such capacity, the “Agent”), and the financial institutions party hereto as Holders.

R E C I T A L S:

A.The Issuer, the Holders and the Agent are parties to a Note Purchase Agreement dated as of July 25, 2018 (the “Existing Note Purchase Agreement,” as amended, restated, modified or supplemented from time to time, including by that certain First Amendment to Note Purchase Agreement dated as of August 24, 2018, that certain Second Amendment to Note Purchase Agreement dated as of September 7, 2018, and this Amendment, the “Note Purchase Agreement”).

B.The Issuer has requested, and the Agent and the Holders have agreed, subject to the terms hereof, to certain amendments or modifications to the terms of the Note Purchase Agreement as more fully set forth herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Note Purchase Agreement.

Section 2. Amendments to Existing Note Purchase Agreement. On the Third Amendment Effective Date, the Note Purchase Agreement shall be amended as follows:

(a)Section 1.1. The definitions of “Availability Period” and “Cash Buyback Basket” are hereby amended and restated in their entireties to read as follows:

“Availability Period” means the period commencing on the Funding Date and ending on February 28, 2019;

“Cash Buyback Basket” means, for the period commencing on the Funding Date and ending on December 31, 2018, $10,000,000, and thereafter, $0;

(b)Section 10.2(e)(14).    The text of Section 10.2(e)(14) is hereby amended and restated in its entirety to read as follows:

“(14) the repurchase, redemption or other acquisition for value, or satisfaction or refinancing of the Existing Senior Unsecured Notes with cash proceeds from the New Money Notes not in excess of the Cash Buyback Basket; provided, that the Cash Buyback Basket may be utilized to purchase Existing Senior Unsecured Notes if and only if such repurchase, redemption or other acquisition for value, together with the other transactions consummated on the date of such repurchase, redemption or other acquisition for value which are permitted under the terms of this Agreement, constitutes a bona fide refinancing, replacement, extinguishment, cancellation or exchange (which, in the case of a refinancing, replacement or exchange that results in the issuance or incurrence of Debt by the Issuer or any Material Subsidiary (excluding, for the avoidance of doubt, such New Money Notes and any

Additional Notes issued in connection therewith), such resulting Debt constitutes Permitted Refinancing Debt) of all of the Existing Senior Unsecured Notes (other than up to $10,000,000 of Existing Senior Unsecured Notes which shall be permitted to remain outstanding on terms no less favorable to the Issuer and the Holders than the terms of the Existing Senior Unsecured Notes as in effect on the date hereof);”

Section 3. Amendments to Conforming Warrants. The parties to this Amendment agree that references in the Conforming Warrants to the “Note Purchase Agreement” shall include the Note Purchase Agreement as amended from time to time, including by this Amendment.

Section 4. Effectiveness. Upon the satisfaction of the following conditions precedent, this Amendment shall become effective (the date of satisfaction of such conditions precedent, the “Third Amendment Effective Date”):

(a)the Agent shall have received counterparts to this Amendment duly executed by a duly authorized officer of the Issuer, the Agent and each Holder;

(b)the Agent and Majority Holders shall have received a certified copy of the resolutions of the board of directors or equivalent of the Issuer and each Material Subsidiary authorizing the execution, delivery and performance of this Amendment and authority, incumbency and title certificates for the Issuer, or the Material Subsidiary, as the case may be, to which are attached true copies of all relevant constating documents and by-laws (or a certification that, as of the Third Amendment Effective Date, there has been no change, amendment or modification to the authority, incumbency and title certificates or constating documents and by-laws delivered under Section 11.1(ii) of the Note Purchase Agreement) and a government issued certificate of status (or equivalent) for its jurisdiction of formation; and

(c)no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Article 9 of the Note Purchase Agreement shall be true and correct in all material respects (provided that any such representations and warranties modified by materiality, Material Adverse Effect or any similar qualifier, shall be true and correct in all respects), in each case, as of the date of the Third Amendment Effective Date, which the undersigned officer of the Issuer shall be deemed to have certified to the Agent and the Holders pursuant to Section 4 below upon the Issuer’s execution and delivery of this Amendment.

Section 5.    Representations and Warranties. Before and after the Third Amendment Effective Date, the Issuer hereby confirms that (a) the representations and warranties of Issuer and each other Note Party contained in this Agreement, the Note Purchase Agreement and the other Note Documents are true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, in which case they shall be true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, in which case they shall be true and correct in all respects) as of such earlier date, and (b) no Default or Event of Default shall have occurred and be continuing. The execution, delivery, and performance by the Issuer of this Amendment and compliance with the terms and provisions hereof have been duly authorized by all requisite action on the part of Issuer and do not violate any contractual or other obligation by which Issuer is bound that could reasonably be expected to result in a Material Adverse Effect.

Section 6. Release of Claims. The Issuer, on behalf of itself and its successors and assigns, and its present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (the Issuer and all such other Persons being hereinafter referred to collectively as the “Releasing Parties” and individually as a “Releasing Party”), hereby absolutely, unconditionally and irrevocably releases, remises and forever discharges the Agent and the Holders, and their successors and assigns, and their present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents, advisors and other representatives (the Agent, the Holders and all such other Persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, variances, trespasses, judgments, liens, sums of money, accounts, bills, reckonings, damages, consequential damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever (individually, a “Claim” and collectively, “Claims”) of every kind and nature, known or unknown, suspected or unsuspected, at law or in equity ), which Issuer, any Releasing Party or any of their successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the Third Amendment Effective Date for or on account of, or in relation to, or in any way in connection with this Agreement, the Note Purchase Agreement or the other Note Documents or the transactions hereunder or thereunder (the “Released Claims”); provided, however, “Released Claims” with respect to any Releasee shall not include any of the foregoing to the extent arising from the willful misconduct or gross negligence of such Releasee as determined in a final non-appealable judgment by a court of competent jurisdiction. The Issuer understands, acknowledges and agrees for itself and on behalf of the other Releasing Parties that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. The Issuer agrees for itself and on behalf of the other Releasing Parties that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above. The Issuer agrees for itself and on behalf of the other Releasing Parties that that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Released Claim. If the Issuer or any other Releasing Party violates the foregoing covenant, the Issuer, for itself and the other Releasing Parties, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys' fees and costs incurred by any Releasee as a result of such violation.

Section 7. Effect of Amendment; Ratification of Note Documents. Except as expressly set forth in this Amendment, the terms, provisions, conditions and covenants of the Note Purchase Agreement and the other Note Documents remain in full force and effect and are hereby ratified and confirmed, and the execution, delivery and performance of this Amendment shall not in any manner operate as a waiver of, consent to or amendment of any other term, provision, condition or covenant of the Note Purchase Agreement or any other Note Document. Without limiting the generality of the foregoing, nothing in this Amendment shall be deemed (i) to constitute a waiver of compliance or consent to noncompliance by any of the Note Parties to, or an amendment of, any other term, provision, condition or covenant of the Note Purchase Agreement or other Note Documents, other than as specifically set forth herein; or (ii) to prejudice any right or remedy that the Agent or the Holders may now have or may have in the future under or in connection with the Note Purchase Agreement or any other Note Document. Upon the effectiveness of this Amendment, each reference in the Note Purchase Agreement to “this Agreement”, “hereunder”, or words of like import shall mean and be a reference to the Note Purchase Agreement, as amended hereby. This Amendment shall constitute a Note Document for all purposes. Issuer acknowledges that on the date hereof all outstanding Obligations are payable in accordance with their terms, and Issuer waives any defense, offset, counterclaim or recoupment with respect thereto.

Section 8. Incorporation of Certain Provisions by Reference. The provisions of Section 1.3 of the Note Purchase Agreement captioned “Governing Law; Jurisdiction; Consent to Service of Process” are incorporated herein by reference for all purposes.

Section 9. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument. For purposes of this Amendment, a counterpart hereof (or signature page thereto) signed and transmitted by any Person party hereto to the Agent (or its counsel) by facsimile machine, telecopier or electronic mail is to be treated as an original. The signature of such Person thereon, for purposes hereof, is to be considered as an original signature, and the counterpart (or signature page thereto) so transmitted is to be considered to have the same binding effect as an original signature on an original document.

Section 10. Holders’ Authorization to Agent. By their execution hereof, each of the Holders hereby authorizes and directs the Agent to execute and deliver this Amendment. Each Holder, by delivering its signature page to this Agreement, shall be deemed to have acknowledged receipt of, and consented to and approved, each document required to be approved by the Agent and the Holders as a condition to the effectiveness of this Amendment.

Section 11. Entirety. This Amendment and all of the other Note Documents embody the entire agreement between the parties. THIS AMENDMENT AND ALL OF THE OTHER NOTE DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

ISSUER:

BELLATRIX EXPLORATION LTD.
By:	[Signed]
Name: Title:
AGENT:

U.S. BANK NATIONAL ASSOCIATION, as Agent
By:	[Signed]
Name: Title:

HOLDERS:

[Redacted], as a Holder By: [Redacted], its investment advise
By:	[Signed]
Name: Title:

By:	[Signed]
Name: Title:

[Redacted], as a Holder
By:	[Signed]
Name: Title:

[Redacted], as a Holder
By:	[Signed]
Name: Title:

[Redacted], as a Holder
By:	[Signed]
Name: Title: